Exhibit (d)(36)
ADVISORY FEE REDUCTION AGREEMENT
PACIFIC SELECT FUND
ADVISORY FEE REDUCTION AGREEMENT, effective as of May 1, 2005, by and between Pacific Life Insurance Company (the “Adviser”) and Pacific Select Fund (the “Trust”).
WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type; and
WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated November 9, 1987, amended and restated on January 1, 2005 (“Advisory Contract”), pursuant to which the Adviser provides investment advisory services to the series of the Trust identified in the Advisory Contract (the “Series”); and
WHEREAS, for the investment management services provided by the Adviser to each Series pursuant to the Advisory Contract, the Trust pays to the Adviser a fee equal to the amount specified in the Advisory Contract (the “Advisory Fee”); and
WHEREAS, the Trust’s Board of Trustees and the Adviser have determined that it is appropriate and in the best interest of the Series and their shareholders for the Adviser to share with the Series and their shareholders potential savings that the Adviser may realize in connection with its services under the Advisory Agreement under certain circumstances; and
WHEREAS, the Adviser and the Trust have received from the Division of Investment Management of the Securities and Exchange Commission a no-action letter concurring with the view that the advisory fee waiver as described in that letter would not violate Section 205(a)(1) of the Investment Advisers Act of 1940;
NOW THEREFORE, the parties hereto agree as follows.

I.	Advisory Fee Reduction
A. Amount of Advisory Fee Reduction. The Adviser will waive a portion of its Advisory Fee if the Trust’s weighted average annual total return, without reflecting fees and expenses, for the most recently completed 10 calendar-year period ending December 31 (the “Advisory Fee Reduction Performance”) exceeds a target return of 8.00% (the “Target Rate”). At the beginning of each calendar year this Agreement is in effect (“Waiver Year”), the Adviser will determine the Trust’s Advisory Fee Reduction Performance, as described below. If the Advisory Fee Reduction Performance exceeds the Target Rate, the Advisory Fee will be waived by an amount shown on Appendix A from May 1st of the Waiver Year through April 30th of the following year. The amount of any waiver will apply equally to each Series, such that a waiver will reduce the Advisory Fee of each Series by the same advisory fee reduction rate as a percentage of the average net assets of each Series, without regard to the level of the Advisory Fee of the Series under the Advisory Agreement, and without regard to the size or performance of the individual Series.
If the Advisory Fee Reduction Performance does not exceed the Target Rate as calculated at the beginning of a Waiver Year, the Advisory Fee will not be reduced under this Agreement.
B. Calculation of Return. For purposes of this Agreement, the Advisory Fee Reduction Performance shall be calculated as follows. The total return net of fees and expenses (the “net return”) of each Series is calculated for each month during the relevant 10-year period using the customary methods as specified in Rule 482 under the Securities Act of 1933 and Item 8 of Form N-1A. To this amount, adjustments are made to add the fees and expenses paid by a Series to the monthly net return, to arrive at a monthly return before fees and expenses (the “monthly gross return”) of each Series. The monthly gross returns for all of the Series are averaged on an asset-weighted basis, so that the larger Series are weighted proportionately greater, to arrive at a monthly gross return for the Trust.
For a calendar year, the 12 monthly gross returns for the Trust are averaged on an asset-weighted basis, so that the monthly returns are weighted on the basis of the size of the Trust during the pertinent month and then annualized, to arrive at an annual gross return for the Trust for a year. Next, the annual gross returns for the most recent 10 calendar-year period are averaged on an asset-weighted basis, so that the annual returns are weighted on the basis of the size of the Trust during the pertinent year, to arrive at a weighted average annual total return, without reflecting fees and expenses, for the most recently completed 10 calendar-year period ending December 31.

II.	Term and Termination of Agreement
This Agreement shall have an initial term through April 30, 2007. This Agreement shall terminate unless the Adviser provides written notice of the extension of this Agreement to the Trust at least 10 days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

III.	Miscellaneous
A. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
B. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.
PACIFIC SELECT FUND

BY:	/s/	Thomas C. Sutton

Name: Thomas C. Sutton
Title: Chairman
PACIFIC LIFE INSURANCE COMPANY

BY:	/s/	Thomas C. Sutton

Name: Thomas C. Sutton
Title: Chairman

BY:	/s/	Audrey L. Milfs

Name: Audrey L. Milfs
Title: Secretary

APPENDIX A
Advisory Fee Reduction Table

Aggregate Annual Gross Total Return of the Trust	Advisory Fee
for a 10-Year Period:	Waiver Amount
Greater than 8.00%, but less than or equal to 8.50%	.00125%
Greater than 8.50%, but less than or equal to 9.00%	.0025%
Greater than 9.00%, but less than or equal to 10.00%	.005%
Greater than 10.00%, but less than or equal to 11.00%	.01%

Greater than 11.00%, but less than or equal to 12.00%	.0125%
Greater than 12.00%, but less than or equal to 13.00%	.0175%
Greater than 13.00%, but less than or equal to 14.00%	.0200%
Greater than 14.00%, but less than or equal to 15.00%	.0225%

Greater than 15.00%, but less than or equal to 16.00%	.0250%
Greater than 16.00%, but less than or equal to 17.00%	.0300%
Greater than 17.00%, but less than or equal to 18.00%	.0350%
Greater than 18.00%, but less than or equal to 19.00%	.0400%

Greater than 19.00%, but less than or equal to 20.00%	.0450%
Greater than 20.00%	.0500%

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